Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                       Precision Optics Corporation, Inc.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    740294202
                                 (CUSIP Number)


                                  July 19, 2004
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[_]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                                               2

CUSIP No. 740294202

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Fred Sager   IRA, Delaware Charter Guarantee & Trust as Custodian
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         USA
--------------------------------------------------------------------------------
                           5.   Sole Voting Power: 477,578
Number of
Shares
Beneficially               6.   Shared Voting Power: -0- (see Item 4)
Owned By
Each
Reporting                  7.   Sole Dispositive Power:  477,578
Person
With
                           8.   Shared Dispositive Power: -0- (see Item 4)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         477,578 (see Item 4)
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         6.8% (see Item 4)
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------





                                                                               3

CUSIP No. 740294202

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Fred Sager
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
                           5.   Sole Voting Power: 477,578
Number of
Shares
Beneficially               6.   Shared Voting Power: -0- (see Item 4)
Owned By
Each
Reporting                  7.   Sole Dispositive Power:  477,578
Person
With
                           8.   Shared Dispositive Power: -0- (see Item 4)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         477,578 (see Item 4)
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         6.8% (see Item 4)
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------





                                                                               4


Item 1(a).        Name of Issuer:

                  Precision Optics Corporation, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  22 East Broadway
                  Gardner, Massachusetts 01440-3338

Item 2(a).        Name of Persons Filing:

                  Fred Sager IRA, Delaware Charter Guarantee & Trust, Custodian

Item 2(b).        Address of Principal Business Office, Residence:

                  26 Woodedge Dr.
                  Dix Hills, NY 11746

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share, of the Company

Item 2(e).        CUSIP Number:

                  740294202

Item 3.           Not Applicable.

Item 4.           Ownership.

                  For each Reporting Person:

                  (a)      Amount beneficially owned:

                           477,578 shares of Common Stock


                  (b)      Percent of class:

                           6.8% of the total outstanding shares of Common
                           Stock. This percentage is based upon the 7,008,212 shares of Common Stock issued and outstanding, which number is calculated by adding (i) 1,752,053 (the number of shares of Common Stock reported in the final prospectus relating to the rights offering of 5,256,159 shares of Common Stock filed pursuant to Rule 424(b)(3) on June 18, 2004) and (ii) 5,256,159
                           (the number of shares of Common Stock issued pursuant to the rights offering as reported on Form 8-K dated July 19, 2004).

                  (c)      Number of shares to which each Reporting Person has:

                           (i)   Sole power to vote or direct the vote: 477,578

                           (ii)  Shared power to vote or direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: 477,578

                           (iv) Shared power to dispose of or direct the disposition of: -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of a Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 27, 2004




                                            By:  /s/ Fred Sager
                                                 ----------------------------
                                                 Fred Sager